FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-207132-21

From: Citi Cmbs Syndicate (CITIGROUP GLOBAL MAR) [REDACTED]
Sent: Tuesday, January 29, 2019 11:54 AM
Subject: BMARK 2019-B9 -- Term Sheet Update

Reference is made to the Structural and Collateral Term Sheet, dated January 28, 2019 (the “Term Sheet”), relating to the Benchmark 2019-B9 Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2019-B9 (the “Certificates”).  Capitalized terms used below in this email but not defined herein have the same meanings assigned to such terms in the Term Sheet.

The section of the Term Sheet captioned “LOAN #3: PLYMOUTH CORPORATE CENTER” is hereby updated as follows:

With respect to the Plymouth Corporate Center Mortgage Loan, TCF National Bank (“TCF”) is the largest tenant at the related Mortgaged Property, leasing a total of 437,186 SF (72.2% of NRA).  TCF is the principal subsidiary of TCF Financial Corporation.  According to a press release dated January 28, 2019, TCF Financial Corporation will merge into Chemical Financial Corporation, and the combined holding company and bank will operate under the TCF Financial Corporation name and brand following the closing of the merger.  The release also states that the combined company will be headquartered in Detroit and maintain a significant operating presence in Minneapolis as well as Midland and Chicago.

The above information supersedes any conflicting information contained in the Term Sheet and any prior similar materials relating to the Certificates. In all other respects, except as modified by the immediately preceding change, the Term Sheet remains unmodified.

              STATEMENT REGARDING THIS FREE WRITING PROSPECTUS The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-207132) for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor or Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Academy Securities, Inc., The Williams Capital Group, L.P. or any other underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146.

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